

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2012

<u>Via Mail</u>
Guo Wang, Chief Executive Officer
SMSA Treemont Acquisition Corp.
Ruixing Industry Park, Room 206, Building #6, Unit #3
#17 Pengjizhen Guodao, Dongping County
Shandong Province, 271509 People's Republic of China

> **Re:** **SMSA Treemont Acquisition Corp.**
> **Amendment No. 4 to Form 8-K**
> **Filed on January 3, 2012**
> **File No. 000-54096**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed January 3, 2012

General

1.   We note your responses to comments 1 and 2 of our letter dated December 19, 2011 and we reissue them in part. Your revised disclosure does not clearly summarize your ownership structure, and it does not appear to identify all the individuals who hold controlling interests in you and the operating entity. For example, we note that Mr. Xuchun Wang is a beneficial owner of 81.84% of your common stock through the option agreements with Mr. Chongxin Yu. And pages 5, 8, and 40, and Exhibits 10.52 and 10.53 appear to indicate that Mr. Xuchun Wang's ownership of the shares of Shandong Xiangrui and the common stock of the Company underlying his option agreement are

based on informal, undocumented arrangements where he holds such securities as the nominee of the 32 Ruixing Group shareholders. However, it is unclear if there are Ruixing Group shareholders other than Messrs. Meng and Huang who hold 5% or more of your and Xiangrui's shares, if a block of the 32 Ruixing shareholders hold your shares as a group, or otherwise. In this regard, we note that a significant portion of the 10,632,941 shares held by Mr. Wang on behalf of others does not appear to be included in the table on page 40. Please revise accordingly.

2. In this regard, please revise the Form 8-K where appropriate to:

- Include the jurisdictions of the entities in your graphic on page 3 and include the Ruixing Group;
- Clarify who the Ruixing Group shareholders are where you state that "the ultimate beneficial owners of the WFOE, that is, the shareholders of Ruixing Group…" and
- Clarify your statement that the ultimate beneficial owners of you and the WFOE are the same in light of, for example, the 570 shareholders of record referenced on page 46.

Please revise accordingly.

3. Your response letter indicates the enforceability of Mr. Xuchun Wang's obligations to the Ruixing Group shareholders is based, at least in part, on the potential loss of his production manager job at the Ruixing Group and societal and family pressure. Please revise the Form 8-K where appropriate to reflect this belief and further clarify the principal features of your formal and informal arrangements designed to ensure alignment of interests among the beneficial owners of Shandong Xiangrui and SMSA. Your revised Form 8-K should clearly describe the informal nature and risks of non-enforceability of such arrangements. For example, it appears that your risk factors should address any material risks related to (a) the Ruixing Group shareholders losing their rights, both voting and investment power, of the securities held by Mr. Xuchun Wang through a dispute, or otherwise and (b) Mr. Wang taking action contrary to the interests of non-affiliated SMSA shareholders, whether or not such action is inconsistent with the "family and social pressure." Please revise accordingly.

4. We note your response to comment 3 of our letter dated December 19, 2011. Please revise the Form 8-K to clarify, if true, that (a) the shareholders of the Ruixing Group control both SMSA and the operating company in China; (b) these persons could take action that "entirely or substantially" removes the alignment of interest between the two entities; and (c) such action could include transferring or otherwise disposing of the contractual arrangements or rights that SMSA has in the operations of Shandong Xiangrui. With a view to disclosure, advise us of any limitations on such actions imposed by contractual or fiduciary duties that the controlling shareholders of the Ruixing Group owe to SMSA.

5.   In this regard, please advise us where your Form 8-K fully discusses the difficulties U.S.-based shareholders will have to control the operations of Shandong Xiangrui.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director